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Exhibit 21.1

Subsidiaries

        We have the following subsidiaries:

Name	Country of Incorporation
Patni Computer Systems, Inc.	USA
Patni Computer Systems (UK) Limited	UK
Patni Computer Systems GmbH	Germany
The Reference Inc.	USA
Patni Telecom Solutions Inc.	USA
Cymbal Information Services Private Limited	India
Patni Telecom Solutions (UK) Ltd.	UK
Cymbal Information Services (Thailand) Limited	Thailand

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  Exhibit 21.1